JOGOHEALTH INC.

REVISED CONSOLIDATING FINANCIAL STATEMENTS

TOGETHER WITH

REPORT ON THE AUDITED FINANCIAL STATEMENTS

AND REPORT ON COMPILED FINANCIAL STATEMENTS

DECEMBER 31, 2022

JOGOHEALTH INC.
TABLE OF CONTENTS

Premier Accounting Solutions, Inc.

A Certified Public Accounting and Business Consulting Firm
8050 Corporate Blvd Suite E, Plain City, OH 43064

To the Board of Directors
Jogohealth, Inc.

Report on the Audit of Financial Statements

Opinion

We have audited the accompanying financial statements of Jogohealth Inc., a Delaware Corporation which comprise balance sheet as of December 31, 2022, and the related statements of income, retained earnings and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying consolidating financial statements present fairly, in all material respects, the financial position as of December 31, 2022 and the results of operations and cash flows for the year then ended of Jogohealth Inc., except its subsidiaries Biofeedback DTX LLC and Jogo Health Private Limited, whose financial statements we complied, as discussed in the report on the Compilation of the Financial Statements section of our report, all in accordance with accounting principles generally accepted in the United States of America.

Basis of Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Jogohealth Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for Financial Statements

Management is responsible for the preparation and fair presentation of the consolidating financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidating financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidating financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Jogohealth Inc.'s ability to continue as a going concern within one year after the date that the consolidating financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements of jogohealth Inc.as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit
- Identify and access the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Jogohealth Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of financial statements.
- Consider whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Jogohealth Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of audit, significant audit findings, and certain internal control matters we identified during our audit.

Report on Compilation of the Financial Statements

Management is responsible for the accompanying financial statements of Jogo Health Private Limited and Bio Feedback DTX, LLC., which comprise the balance sheets as of December 31, 2022, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly we do not express an opinion, a conclusion, nor provide any form of assurance on the financial statements of Jogo Health Private Limited and Bio Feedback DTX, LLC.

Premier Accounting Solutions, Inc.

Premier Accounting Solutions, Inc.
Plain City, OH
December 15, 2023.

JOGOHEALTH INC.
BALANCE SHEET
DECEMBER 31, 2022

ASSETS	Jogohealth Inc. Audited	Jogo health Private Ltd Un-Audited	Bio Feedback DTX LLC Un-Audited	Elimination	Consolidated Un-Audited
Current Assets					
Cash & Cash Equivalents	$ 1,144,419	$ 112,378	$ 3,201	$ -	$ 1,259,998
Trade Accounts Receivable		3,894			3,894
Receivable from Subsidiaries	93,684			(93,684)	-
Misc Receivable	20,295				20,295
Prepaid Expenses	21,742	2,234			23,976
Refundable Income Taxes		2,549			2,549
Refundable Deposits	4,650	36,804			41,454
Total Current Assets	1,284,790 -	157,859	3,201	(93,684)	1,352,166
Investment in Subsidiaries	2,000,922			(2,000,922)	-
Property & Equipment					
Exam Tables	4,800				4,800
Electrical Equipment & Installations		1,194			1,194
Furniture & Fixtures		113,031			113,031
Medical Equipment		26,104			26,104
Office Equipment		55,274			55,274
	4,800	195,603	-	-	200,403
Less: Accumulated Depreciation	-	(61,233)	-	-	(61,233)
					-
Property & Equipment-Net	4,800	134,370	-		139,170
OTHER ASSETS					
Deferred Expenses			817		817
Goodwill		60,424			60,424
Deferred Income Tax Asset	1,299,191				1,299,191
Right of Use Asset	25,756				25,756
Total Other Assets	1,324,947	60,424	817		1,386,188
TOTAL ASSETS	$ 4,615,459	$ 352,653	$ 4,018	# $ (2,094,606)	# $ 2,877,524

"The accompanying notes are an integral part of these financial statements."

JOGOHEALTH, INC.
BALANCE SHEET
DECEMBER 31, 2022

LIABILITIES & STOCKHOLDER'S EQUITY	Jogohealth Inc. Audited	Jogo health Private Ltd Un-Audited	Bio Feedback DTX LLC Un-Audited	Elimination	Consolidated Un-Audited
CURRENT LIABILITIES					
Trade Accounts Payable	$ 210,234	$ 86,445	$ 1,500	$ (86,445)	$ 211,734
Advances from Stockholders			5,658	(4,858)	800
Accrued Interest	119,106		-		119,106
Misc Accruals	5,036	2,797			7,833
Refundable Deposits		1,543			1,543
Convertble Notes	2,219,980				2,219,980
Unsecured Loan		2,725			2,725
Lease Liability	17,916				17,916
Total Current Liabilities	2,572,272	93,510	7,158	(91,303)	2,581,637
LONG TERM LIABILITIES					
Covertible Notes	2,895,806				2,895,806
Accrued Interest	162,960				162,960
Lease liability	7,840		-		7,840
Total Long Term Liabilities	3,066,606	-	-	-	3,066,606
TOTAL LIABILITIES	5,638,878	93,510	7,158	(91,303)	5,648,243
STOCKHOLDER'S EQUITY					
Common Stock - 3,494,634 .0001 Par Value Authorized, 1,000,000 Shares Issued and Outstanding:	100	138,193	5,000	(143,193)	100
Preferred Stock -505,366 .0001 Par Value Shares Authorized, 434,260 Shares issued and Outstanding:	43				43
Additional Paid in Capital	2,616,957	1,686,485		(1,686,485)	2,616,957
Loss on Exchange Fluctuation				(176,075)	(176,075)
Non Controlling Interest				2,450	2,450
Retained Earnings	(3,640,519)	(1,565,535)	(8,140)		(5,214,194)
Total Stockholder's Equity	(1,023,419)	259,143	(3,140)	(2,003,303)	(2,770,719)
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 4,615,459	$ 352,653	$ 4,018	$ (2,094,606)	$ 2,877,524

"The accompanying notes are an integral part of these financial statements."

5

JOGOHEALTH INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2022

	Jogohealth Inc. Audited	Jogo health Private Ltd Un-Audited	Bio Feedback DTX LLC Un-Audited	Elimination	Consolidated Un-Audited
REVENUE	$ 30,341	$ 223,135	$ -	$ -	$ 253,476
OPERATING EXPENSES					
Sales, General & Administrative Expenses	1,855,524	1,114,873	1,561		2,971,958
					-
OPERATING LOSS	(1,825,183)	(891,738)	(1,561)	-	(2,718,482)
OTHER INCOME/EXPENSES					
Interest Expense	(263,227)				(263,227)
Interest Income	1,755				1,755
Gain on Exchange Fluctuations	4,316	44,668			48,984
Miscellaneous Income	2,364				2,364
Total Other Income/Expenses	(254,792)	44,668	-	-	(210,124)
					-
INCOME BEFORE INCOME TAXES	(2,079,975)	(847,070)	(1,561)	-	(2,928,606)
					-
					-
INCOME TAX EXPENSE					-
					-
Federal Income Tax Benefit and Credits	1,004,296	-	-		1,004,296
State Income Tax Benefit	293,395	-	-		293,395
NET INCOME	(782,284)	(847,070)	(1,561)		(1,630,915)
					-
RETAINED EARNINGS-Beginning of the Year	(2,858,235)	(718,465)	(6,579)		(3,583,279)
					-
RETAINED EARNINGS-End of the Year	$ (3,640,519)	$ (1,565,535)	$ (8,140)	$ -	(5,214,194)

"The accompanying notes are an integral part of these financial statements."

JOGOHEALTH INC.
STATEMENT OF CASH FLOW
YEAR ENDED DECEMBER 31, 2022

	Jogohealth Inc. Audited	Jogo health Private Ltd Un-Audited	Bio Feedback DTX LLC Un-Audited	Elimination	Consolidated Un-Audited
OPERATING ACTIVITIES:					
Net Income	$ (782,284)	(847,070)	$ (1,561)	$ -	$ (1,630,915)
Adjustments to reconcile Net Loss to Net Cash provided by Operating Activities:					
Depreciation Expenses	-	28,624	61		28,685
Amortization of Note Fees	26,136				26,136
Change in Exchange Fluctuation				(47,235)	(47,235)
Changes in Assets & Liabilities:					
(Increase)/Decrease in Accounts Receivable		1,375			1,375
(Increase)/Decrease in Receivables-Subsidiaries	(93,684)			93,684	-
(Increase)/Decrease in Other Receivables	144,689	(2,464)			142,225
(Increase)/Decrease in Prepaid Expenses	(21,742)	1,511			(20,231)
(Increase)/Decrease in Deferred Tax Asset	(1,299,191)				(1,299,191)
(Increase)/Decrease in Deposits	(2,700)	(604)			(3,304)
Increase/(Decrease) in Trade Accounts Payable	(66,364)	58,475	(5,908)	(88,826)	(102,623)
Increase/(Decrease) in Other Payables		1,936			1,936
Increase/(Decrease) in Accrued Expenses	220,512	(7,012)			213,500
Net Cash Provided/(Used) in Operating Activities	(1,874,628)	(765,229)	(7,408)	(42,377)	(2,689,642)
INVESTING ACTIVITIES:					
Purchase of Fixed Assets	(4,800)	(35,941)			(40,741)
Investment in Subsidiaries	(942,550)			942,550	-
Cash Provided/(Used) in Investing Activities	(947,350)	(35,941)	-	942,550	(40,741)
FINANCING ACTIVITIES					
Proceeds form Issuance of Stock		892,765	2,550	(895,315)	-
Proceeds from Convertible notes	1,155,000				1,155,000
Shareholder Loan			4,858	(4,858)	-
Net Cash Provided/(Used) by Financing Activities	1,155,000	892,765	7,408	(900,173)	1,155,000
NET INCREASE/(DECREASE) IN CASH	(1,666,978)	91,595	-	-	(1,575,383)
CASH-Beginning of the Year	2,811,397	20,783	3,201	-	2,835,381
CASH-End of the Year	$ 1,144,419	$ 112,378	$ 3,201	$ -	$ 1,259,998

SUPPLEMENTAL DISCLOSURES TO CASH FLOW STATEMENT

Interest Paid	$	-
Income Tax Paid	$	1,500

* The accompanying notes are and integral part of these financial statements. *

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

Organization

Jogohealth Inc. (The Company) was incorporated in August of 2016 in the state of Delaware and is in the early stage of commercialization, to offer digital therapeutics for various neuromuscular conditions such as Pain Medicine, Neurology, Urology, and Gastroenterology. The core technology being developed by the Company reads electromyography data from the skin surface and algorithmically modifies the signal to be suitable for therapeutic purposes and is protected by a United States patent. The Company currently operates in the states of New York, Massachusetts, and New Jersey and currently has two subsidiaries namely, Jogo health Private Limited a 99.90% owned subsidary in India and Bio Feedback DTX LLC a 51% owned subsidiary in the United States.

Consolidation Policy

As required by the accounting principles generally accepted in the United States of America the method used to account for the investment in subsidiaries is by the way of consolidation of financial statements of the Parent Co with the financial statements of the subsidiaries. Consolidated financial statements are based on the assumption that they present the financial position and results of operations of a single entity. Thus, preparing the consolidated financial statements consists of combining all parent and subsidiary accounts and eliminating all inter company balances and transactions, if any.

Management Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

In accordance with accounting principles generally accepted in the United States of America the Company recognizes revenue for goods when significant risks and rewards of ownership of goods are transferred to the buyer, it is probable that the economic benefit associated with the transaction will flow through to the Company and the relevant

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

revenue and costs can be measured reliably. Service revenue is recognized when professional services are provided and revenue from such services can be reliably measured and it is probable that the economic benefits associated with the transaction will flow through to the Company

Disclosures Regarding Financial Instruments:

The carrying value of cash, accounts receivable, accounts payable and accrued expenses are considered to approximate fair value due to the relatively short maturity of these instruments.

Concentration of Credit risk:

The financial instruments that subject the Company to a potential credit risk is cash and trade accounts receivable.

Cash: The Company's cash is held at a financial institution, which provides Federal Deposit Insurance coverage up-to $250,000, and as of December 31, 2022 the cash balance at this financial institution exceeded this amount by $ 894,419.

Trade Accounts Receivable: The Company provides goods and services to its customers based on the evaluation of the customers' credit worthiness without requiring any collateral.

Advertising & Marketing:

It is the policy of the Company to expense all advertising and marketing costs (if any) during the periods to which such advertising costs pertain and hence such costs are not capitalized. For the year ended December 31, 2022 the Company incurred $ 63,232 in advertising and marketing costs.

Cash & Cash Equivalents:

Cash and cash equivalents include cash on hand, and demand deposits, certificate of deposit, money market accounts and investments with an original maturity of 90 days or less.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Property & Equipment:

Property & Equipment is recorded at cost. Depreciation on property and equipment is computed using declining balance method of line method of depreciation over the estimated useful life of the asset. It is the policy of the Company to capitalize any asset with a cost of $1,000 or more. The following class lives are used for the following categories of assets.

Office Equipment	5 Years
Medical Equipment	15 Years
Furniture & Fixtures	10 Years
Electrical Equipment & Installations	10 Years
Exam Tables	3 Years

The Company provided $ 28,624 in depreciation expense for the year ended December 31, 2022

Income Taxes:

The Company is a "C Corporation" under the Internal Revenue Code and therefore based on its taxable income is taxed at 21% at the federal level and 11.5%, 8%, and 6.5% for the states of New Jersey, Massachusetts and New York respectively. However, the Company didn't incur any federal income tax expenses the year 2022 based upon the current year losses and net operating loss carry-forward from prior years, and incurred minimal state income taxes in the amount of $ 1,500 once again due to current year losses and prior period state level net operating losses carry forward. The Company can also incur foreign income tax expenses based upon it taxable income in India, however there were no such foreign income taxes paid or accrued due to operating losses incurred during the year.

Deferred Income Taxes and Components:

U.S Generally Accepted Accounting Principles requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities. Under this method deferred tax assets and liabilities are determined using the current applicable enacted tax rates and provisions of the enacted federal and state tax law. However such temporary differences

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

will not arise or would be clearly immaterial between book and tax basis of most assets and liabilities, as the Company is an accrual basis tax payer. A deferred tax asset can also arise from unused net operating losses and tax credit carry forwards if any. As of December 31, 2022 a deferred tax asset in the amount of $ $ 1,299,191 has been recorded on the books composed of the following:

Estimated Future Tax Benefits Arising From Net Operating Loss Carry-Forward	$ 1,194,371
Excess of Book Amortization Over Tax Amortization	74,103
Excess of Tax Depreciation over Book Book Depreciation	(1008)
Estimated Tax Credits	31,725
Total Deferred Tax Asset	$ 1,299,191

As of December 31, 2022 the Company had estimated excess of tax depreciation over book depreciation for federal and state income tax purposes in the amount of $ 4,800 and had estimated excess of book amortization over tax amortization for federal and state income tax purposes in the amount of $ 352,871. Furthermore as of December 31, 2022 the Company had an estimated net operating loss carry forward for federal income tax purposes in the amount of $ 4,283,218 and $ 1,094,576, $ 1,361,201 and $ 924,975 for the states of New Jersey, Massachusetts, and New York respectively. The federal and state income tax rates used in the deferred tax asset calculations above are 21% and 11.5%, 8% and 6.5% for New Jersey, Massachusetts, and New York respectively. Management, upon the analysis of available evidence asserts that these deferred tax assets are fully realizable and hence a deferred tax valuation allowance is not necessary at this time. Management also asserts that based upon circumstances this estimated deferred tax asset could potentially change in the next operating cycle and such change could be material.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Operating Leases Accounting Standard Codification 842 (ASC 842)

Effective January 1, 2022, Jogohealth, Inc. adopted Accounting Standard Codification (ASC) 842 for all leases at lease commencement/transition date, with the exception of the company's policy to treat all operating leases with a term less than 12 months (short term leases) at transition/lease commencement with the recognition approach under Accounting Standard Codification 840 (ASC 840), which does not require capitalization of a lease asset or a liability on the balance sheet.

All leases pertaining to Jogo Health Private Limited at transition/lease commencement date are recognized on the books in accordance with ASC 840.

Currency Translation

Assets and liabilities of Jogo Health Private Limited (Indian subsidiary) are translated into their United States dollar equivalents using the foreign exchange rate that prevailed on December 31, 2022 (1USD=82.74 INR) and Revenue and expenses of the subsidiary are translated into their United States dollar equivalents using the average foreign exchange rate during year 2022 (1USD=78.603INR) and gains or losses resulting from these foreign currency translations are included in an equity account "Gains /(Losses) due to Exchange Fluctuations".

Goodwill & Other Intangible Assets

It is the policy of the Company to amortize intangible assets using the declining balance method of amortization with the exception of goodwill, which is tested for impairment when circumstances warrant an impairment test, and if goodwill is deemed to be impaired by management, the measured amount of impairment is written off against the goodwill into the income statement in the year of impairment.

2. LEASES

Office Space Leases:

Jogohealth, Inc. (Parent Co) as of December 31, 2022 had office space under two separate lease agreements, which were transitioned from Accounting Standard Codification (ASC) 840 to ASC 842. The incremental borrowing rate used in calculating the lease liability and the corresponding Right of Use Asset is 7%. The details of the applicable leases are as follows.

1. A one year lease commencing on November 1, 2022 in the state of Massachusetts with a minimum monthly base rent payment of $ 700.

2. A two year lease agreement commencing on September 1, 2022 in the state of Florida that calls for a monthly minimum base rent payment of $ 1,000.

Lease liability calculated for the above mentioned leases for years ending December 31, are as follows.

Year	Amount
2023	$ 17,916
2024	7,840

Jogo Health Private Limited as of December 31, 2022 had the following office space leases in various locations in India, the details of which are as follows

1. A Five year lease agreement in Adyar, India commencing February 1, 2020 which calls for a monthly base lease payment of $ 3,137
2. A five year lease agreement in Adyar, India commencing February 1, 2021which calls for a monthly base lease payment of $ 1,225
3. A eleven month lease agreement in Coimbatore, India commencing May 1, 2022 which calls for a monthly base lease payment of $ 255
4. A eleven month lease agreement in Chengalpet, India commencing April 1, 2022 which calls for a monthly base lease payment of $ 255

Future minimum Lease payments for the above leases for the years ending December 31, are as follows:

Year	Amount
2023	$ 57,140
2024	58,394
2025	21,380
2026	1,374

3. MISCELLANOUS RECEIVABLES

Miscellaneous receivables reflecting on the financial statements in the amount of $ 20,295 is composed of the following

1. $ 19,144 receivable from an unrelated entity for expenses paid on its behalf by the Company. There is no interest, security or formal repayment terms on this receivable.

2. $ 1,151 receivable from an individual as a final settlement pertaining to the clinic purchase in Massachusetts.

4. COVERTIBLE NOTES

As of December 31, 2022, the Company had fifteen convertible notes issued to individuals and business entities the amortized cost of which amounted to $ 5,115,786 which gives the option of the holder to convert the note into equity on or before maturity based upon the covenants of the promissory note and convertible note purchase agreement. These notes pay a simple interest of 5% per annum and the term of the notes rage from six months to three years. Any fees associated with the issuance of these notes are offset against the cost of the respective note and are amortized over the term of the note. Amortization of the fees are grouped with interest expenses for presentation on the financial statements. Amortized cost of convertible notes that mature within one year of the balance sheet date are classified as short term and presented as a current liability on the financial statements.

5. GOODWILL

The goodwill appearing on the books of Jogo Health Private Limited as of December 31, 2022 in the amount of $ 60,424 is attributed and calculated based upon a slump sale agreement between Jogo Health Private Limited & Prem Center dated September 16th 2019. Jogo Health Private Limited purchased the Prem Center as a going concern on a slump sale basis for a total lump sum consideration of $ 60,424 and the consideration is treated as goodwill on the books of Jogo Health Private Limited. Although the goodwill was not been tested for impairment management asserts the goodwill recorded on the books is not impaired as of December 31, 2022.

6. RESEARCH AND DEVELOPMENT COSTS

During the year the Company incurred $ 388,705 in research and development costs pertaining to its core technology being researched and developed to offer digital therapeutics for various neuromuscular conditions, such as Pain Medicine, Neurology, Urology, and Gastroenterology. In accordance with accounting principles generally accepted in the United States of America, these costs which did not meet the criteria for capitalization have been expensed.

7. SUBSEQUENT EVENTS

Generally Accepted Accounting Principles defines subsequent events as events or transactions that occur after the statement of financial position date, but before the financial statements are issued or are available to be issued. Management has evaluated subsequent events through December 15, 2023, and has determined the following significant events:

a. On July 27, 2023, all Common Stock, Preferred Stock-Seed 1 and Preferred Stock-Seed 2 issued and outstanding of the Jogo Health, Inc.-(Parent Co) split at a ratio of 1:10.

b. On 07/28/2023 convertible notes originating in 2023 with principal and interest amounting to $ 2,797,300 were converted to 2,483,867 shares of Preferred Stock-Series A-1.

c. On 07/28/2023 convertible notes originating prior to 2023 with a principal and interest amounting to $ 5,791,422 were converted to 7,377,413 shares of Preferred Stock-Series A-II.

d. A direct investment of $ 500,000 by an investor in exchange for 443,979 shares of Preferred Stock-Series A-1

JOGOHEALTH, INC.
SCHEDULE OF REVENUE, SALES, GENERAL AND ADMINISTRATIVE
EXPENSES
YEAR ENDED DECEMBER 31, 2022

REVENUE	Jogohealth Inc. Audited	Jogo health Private Ltd Un-Audited	Bio Feedback DTX LLC Un-Audited	Elimination	Consolidated Un-Audited
Service Revenue	$ 21,077	$ 223,135			$ 244,212
Device Rental Revenue	9,264				9,264
					-
	30,341	223,135	- -	-	253,476

SALES, GENERAL & ADMINISTRATIVE EXPENSES

Salaries & Wages	460,566	552,720			1,013,286
Payroll Taxes	41,442				41,442
Clinical Supplies	122,573	91,458			214,031
Bank Charges	2,068	2,277			4,345
Brokerage & Commissions	-	254			254
Clinic Operating Expenses	1,040	80,491			81,531
Billing Expenses	3,719				3,719
Call Center Expenses	21,900				21,900
Meetings and conferences	51,133				51,133
Employee Benefits	39,113				39,113
Lease costs	42,500	61,568			104,068
Utilities	1,101	8,021			9,122
Business Taxes	4,050	4,873			8,923
Insurance	9,302	7,494			16,796
Workers' Compensation	481				481
Office Expenses	9,798	13,461			23,259
Office Supplies	23,227	38,180			61,407
Accounting Legal & Professional Fees	464,912	186,557	1,500		652,969
Regulatory Fees	25,000				25,000
Shipping and Postage	4,202				4,202
Depreciation & Amortization		28,624	61		28,685
Travel & Lodging	38,375	20,630			59,005
Meals	2,943				2,943
Reaserch & Development Expenses	388,705				388,705
Telephone	3,920				3,920
Advertising & Marketing	46,532	16,700			63,232
Dues & Subscriptions	45,823	1,565			47,388
Miscellaneous Expenses	1,099				1,099
					-
	$ 1,855,524	$ 1,114,873	$ 1,561	$ -	$ 2,971,958

" The accompanying notes are an integral part of these financial statements."

JOGO HEALTH, INC.
STATEMENT OF JOSTOCKHOLDER EQUITY
JOGO HEALTH INC-(PARENT-CO)
AUDITED

	Common Stock-.0001 Par, 1,000,000 Shares Issued and O/S	Preferred Stock Seed-1-0001 Par, 61,056 Shares Issued and O/S	Preferred Stock Seed-2-.0001 Par, 373,204 Shares Issued and O/S	Additional Paid- in Capital	Retained Earnings	Treasury Stock	Total SH Equity
Balance January 1 2022	$ 100	$ 6	$ 37	$ 2,616,957	$(2,858,235)	$ -	$ (241,135)
Shares Issued	-	-	-	-	-	-	-
Purchase of Treasury Stock	-	-	-	-	-	-	-
Net Income	-	-	-	-	(782,284)	-	(782,284)
Stockholder's Distribution	-	-	-	-	-	-	-
Balance December 31, 2022	$ 100	$ 6	$ 37	$ 2,616,957	$(3,640,519)	$ -	$ (1,023,419)

"The accompanying notes are an integral part of these financial statements"